Exhibit 99.1

2002 Annual
Information Form

Health Care is Our Business TM	May 16, 2003

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference in this Extendicare Inc. 2002 Annual Information Form:

•	the Management Information and Proxy Circular of Extendicare Inc. dated March 14, 2003;

•	the Management’s Discussion and Analysis, found on pages 17 through 35 of the 2002 Annual Report of Extendicare Inc., including a discussion of “Business Risks and Uncertainties” on page 32; and

•	the Consolidated Financial Statements and Auditors’ Report to the Shareholders of Extendicare Inc., found on pages 36 through 61 of the 2002 Annual Report of Extendicare Inc.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Information provided by the Company from time to time, including this Annual Information Form and the documents incorporated herein by reference, contains or may contain forward-looking statements concerning the Company’s operations, economic performance and financial condition, including the Company’s business strategy. Forward-looking statements can be identified because they generally contain the words “anticipate”, “believe”, “estimate”, “expect”, “objective”, “project”, or a similar expression.

Forward-looking statements reflect management’s beliefs and assumptions and are based on information currently available to the Company. They are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in the Company’s public filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigations and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements.

Extendicare 2002 Annual Information Form

INCORPORATION AND REORGANIZATION

In this Annual Information Form, unless the context indicates otherwise, a reference to “Extendicare” or the “Company” means Extendicare Inc. and its subsidiaries. The Extendicare Inc. legal entity is not itself a provider of services or products. Extendicare Inc., which commenced operations in 1968, was continued under the Canada Business Corporations Act by Articles of Continuance that have been amended to change the capital structure and the name of the Company. The registered and principal office of Extendicare Inc. is located at 3000 Steeles Avenue East, Markham, Ontario, Canada L3R 9W2.

CORPORATE OVERVIEW

EXTENDICARE INC.

EXTENDICARE HEALTH SERVICES, INC.	(100%) (UNITED STATES)
nursing, assisted living and retirement centres; rehabilitative therapy and group purchasing services

EXTENDICARE (CANADA) INC.	(100%) (CANADA)
nursing and retirement centres; home health care through ParaMed Home Health Care and hospital management

LAURIER INDEMNITY COMPANY, LTD.	(100%) (BERMUDA)
LAURIER INDEMNITY COMPANY	(100%) (UNITED STATES)
property and casualty insurance for United States health care operations

SUBSIDIARY COMPANIES

The following is a list of the material direct and indirect subsidiaries of Extendicare Inc.:

	Jurisdiction	Percentage of Voting Securities
	of	Owned Directly or Indirectly
Name	Incorporation	by Extendicare

Extendicare (Canada) Inc.	Canada	100
159524 Canada Inc. (note)	Canada	100
New Orchard Lodge Limited	Canada	100
Extendicare of Indiana, Inc.	Delaware	100
Extendicare Health Facilities Holdings, Inc.	Delaware	100
Extendicare Health Services, Inc.	Delaware	100
Extendicare Homes, Inc.	Delaware	100
Northern Health Facilities, Inc.	Delaware	100
Fir Lane Terrace Convalescent Center, Inc.	Washington	100
Arbors at Toledo, Inc.	Ohio	100
Laurier Indemnity Company	Georgia	100
Laurier Indemnity Company, Ltd.	Bermuda	100

Note:	Extendicare Inc., through 159524 Canada Inc., owned a 34.8% common equity interest in Crown Life Insurance Company at December 31, 2002.

Extendicare 2002 Annual Information Form

BUSINESS OF THE COMPANY

GENERAL

Extendicare Inc., through its subsidiaries, operated 277 long-term care facilities in North America, with capacity for 29,175 residents as of December 31, 2002. As well, through its operations in the United States, Extendicare offers medical specialty services, such as subacute care and rehabilitative therapy, while home health care services are provided in Canada. Of the Company’s total revenue for 2002, 73.4% was derived from operations in the United States.

The Company’s operations, which are conducted through wholly owned subsidiaries in the United States and Canada, are organized regionally and have management that is experienced and knowledgeable with respect to each country’s long-term health care environment.

The following table identifies the number of nursing centres, assisted living and retirement centres, and hospital units operated by Extendicare’s subsidiaries, Extendicare Health Services, Inc. (EHSI) in the United States and Extendicare (Canada) Inc. (ECI) in Canada at December 31, 2002:

	United States		Canada		Total

	No. of	Resident	No. of	Resident	No. of	Resident
	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

Nursing centres	156	16,357	73	9,886	229	26,243
Assisted living and retirement centres	41	1,912	6	900	47	2,812
Hospital units	—	—	1	120	1	120

Total	197	18,269	80	10,906	277	29,175

LONG-TERM CARE INDUSTRY OVERVIEW

Extendicare believes that in North America the long-term care industry is changing as a result of several fundamental factors, which it believes it can capitalize on. These factors include:

Aging Population

The aging of the population is a leading driver of demand for long-term care services. According to the U.S. Census Bureau, there are approximately 35 million Americans aged 65 or older, representing 12.4% of the total U.S. population. The U.S. Centers for Medicare and Medicaid Services (CMS) has projected that the annual growth rate through 2020 for persons over 65 will be 1.8%, and 2.6% for persons over 85. In 2000, approximately 1.6 million or 4.5% of all persons in the U.S. aged 65 and over were living in a nursing facility.

According to Statistics Canada, the population of seniors (persons over 80 years of age) is expected to increase at a greater rate than the general Canadian population over the period between 2001 and 2026 (an average increase of 3.7% per annum for seniors versus 0.7% for the general population). This result is believed to be due to several factors including the progression of the “baby boom” generation through the demographic cycle and longer life spans. The average age of nursing home residents is in the low to mid-eighties.

Extendicare 2002 Annual Information Form

Supply/Demand Imbalance

Acquisition and construction of additional nursing facilities are subject to certain restrictions on supply, including government legislated moratoriums on new capacity or licensing restrictions limiting the growth of services. Governments limit new supply in order to maintain the financial health of the industry and to ensure funding costs are kept under control. Such restrictions on supply, coupled with an aging population, cause a decline in the availability of long-term beds for persons 85 years of age or older.

In Canada, there has been a shift to awarding new beds in order to meet the increasing demand, particularly in Ontario where a program was implemented to add 20,000 long-term care beds between 1998 and 2004.

Advances in medical technology are enabling the treatment of certain medical conditions outside the hospital setting. As a result, patients requiring a higher degree of monitoring, more intensive and specialized medical care, 24-hour per day nursing, and a comprehensive array of rehabilitative therapies are increasing. Extendicare believes that such specialty care can be provided in long-term care facilities at a significantly lower cost than in traditional acute care and rehabilitation hospitals.

Cost Containment Pressures

As the number of people over age 65 continues to grow and as advances in medicine and technology continue to increase life expectancies, health care costs are expected to rise faster than the availability of resources from government-sponsored health care programs. In response to such rising costs, governmental and private pay sources have adopted cost containment measures that encourage reduced lengths of stay in acute care hospitals. As a result, many patients are discharged despite a continuing need for nursing or specialty health care services, including therapy. This trend has increased demand for skilled nursing care, home health care, outpatient therapy, hospices and assisted living facilities. Extendicare believes that long-term care companies that have information systems to process clinical and financial data, possess an integrated network and that are capable of providing a broad range of services, will be in a good position to contract with managed care or other payers.

Changing Family Dynamics

As a result of the growing number of two-income families, immediate family has become less of a primary source of care giving for the elderly. At the same time, two-income families are better able to provide financial support for elderly parents to receive the care they need in a nursing or assisted living facility. In the United States for example, the parent support ratio (the ratio of individuals over 85 to those 50 to 64 of age) has increased from 3:100 in 1950 to 10:100 in 2000, and is expected to reach 29:100 by the year 2050. The expected increase is partly due to the fact that, by 1990, approximately 26% of the “baby boom” was childless.

COMPETITIVE STRENGTHS

The Company’s competitive strengths, which it has capitalized on over the past several years, are:

Leading Provider of Long-term Care Services

Extendicare is among the largest providers of long-term care services in North America, based upon the number of beds operated. EHSI is among the 10 largest long-term care operators in the United States. In Canada, ECI is the second largest private-sector operator of long-term care facilities and through ParaMed Home Health Care, is the largest private sector provider of home health care services. The long-term care industry is highly fragmented. For instance, in the U.S. the 10 largest nursing facility companies account for 18.5% of the total facility beds. In Ontario, ECI’s largest market, the Company operates approximately 16% of the long-term care beds.

The scope of the Company’s operations allows it to achieve economies of scale and to pass these savings on to third parties, through the provision of purchasing, and information technology support services.

Extendicare 2002 Annual Information Form

Significant Facility Ownership

Extendicare owns rather than leases a majority of its properties, unlike a number of other long-term care providers. As of December 31, 2002, Extendicare owned 211 facilities, or 92.5% of the facilities the Company operated, excluding those it managed. The Company believes that ownership increases its operating flexibility by allowing the Company to: refurbish facilities to meet changing consumer demands; add assisted living and retirement facilities adjacent to its nursing facilities; adjust licensed capacity to avoid occupancy-based rate penalties; divest facilities and exit markets at its discretion; and more directly control its occupancy costs.

The following table depicts ownership and management of facilities operated by EHSI and ECI at December 31, 2002:

	United States		Canada		Total

	No. of	Resident	No. of	Resident	No. of	Resident
	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

Owned	164	14,726	47	6,312	211	21,038
Leased (1) (2)	11	1,131	6	769	17	1,900
Managed	22	2,412	27	3,825	49	6,237

Total	197	18,269	80	10,906	277	29,175

(1)	In the United States the average remaining life of the leases, including renewal options exercisable solely by EHSI, ranges from one to ten years, the average being four years. EHSI retains an option to purchase the leased property for five of the 11 leased facilities.

(2)	The six leased facilities in Canada are operated by ECI under a 25-year capital lease arrangement.

Focus on Core Business

The Company focuses on its core skilled nursing facility operations, while continuing to grow its complementary long-term care services. Nursing and assisted living revenues represent 88.4% of total revenues of the Company for the year 2002.

Over the past several years, Extendicare has successfully identified and disposed of business segments that did not fit within its core business and facilities located in states with unacceptable litigation risks. The Company intends to continue to focus on owning and managing long-term care facilities. In addition, management will continue to review the performance of its current facilities and exit markets or sell facilities that do not meet its performance goals. At the present time, the Company has no significant divestiture plans.

During 2000, EHSI was successful in selling or leasing its 32 owned and operated Florida facilities through a series of five separate transactions. During 2000, EHSI also sold its seven outpatient therapy clinics. In 2001, EHSI sold two of the leased facilities in Florida to the lessee, who had an option to purchase the homes.

In October 2001, in order to further reduce its exposure to excessive general and professional liability claims and litigation, EHSI ceased its nursing operations in Texas by leasing four owned facilities and subleasing the remaining 13 facilities to a third-party operator.

In December 2001, ECI sold its investment in Accident Injury Management Clinics Inc. (AIM), a rehabilitation therapy business operating in Ontario.

Extendicare 2002 Annual Information Form

Geographic Diversity

In the United States, EHSI operates facilities located in specific markets across 15 states throughout the Northeast, Midwest, South and Northwest regions. No state contains more than 18% of EHSI’s facilities or 19% of its beds. Each state is unique in terms of its competitive dynamics as well as political and regulatory environment. Each state administers its own Medicaid program, which constitutes a significant portion of EHSI’s revenue. EHSI’s diversified market scope limits its exposure to events or trends that may occur in any one individual state, including changes in any state’s Medicaid reimbursement program and in regional and local economic conditions and demographics.

ECI operates in five provinces across Canada. A substantial portion of ECI’s revenue is government funded, and each province administers its own health care programs. Ontario represents ECI’s largest market, accounting for 75% of the nursing and assisted living beds operated at year end, and 81.1% of ParaMed’s home health care hours provided in 2002.

Management Focus on Key Performance Drivers

The Company believes that its senior management, as well as its field personnel, are proficient at focusing on the key areas that drive revenues, profits and cash flows. Extendicare’s senior management have identified three critical drivers of operating and financial performance, which are: improving census, particularly increasing U.S. Medicare census; expediting billing and collections; and controlling labour costs.

In the United States, EHSI’s average occupancy rate for skilled nursing facilities was 90.3% in 2002, or 2.8 percentage points higher than the 87.5% occupancy rate for 2001. The percentage of EHSI’s Medicare residents to total nursing residents was 13.4% in 2002, or 2.0 percentage points higher than the comparable percentage for 2001, which was 11.4%.

Through consistent emphasis on admissions protocols, attention to older and larger account balances and proactive collection efforts at regional and head offices, Extendicare has improved its accounts receivable management. Days of revenues outstanding have dropped from approximately 55 days in 1998 to 40 days as of December 31, 2002.

In Canada, where the supply of long-term care beds historically has been severely restricted, nursing home operators typically enjoy high occupancy levels. ECI’s average occupancy, excluding the impact of filling new homes during the year, was 98.2% in 2002, compared to 98.1% in the prior year.

Dual U.S. Medicare and Medicaid Certification

Extendicare has certified substantially all of its beds in the United States for the provision of care to both Medicare and Medicaid patients. Management believes that dual certification increases the likelihood of higher occupancy rates by increasing the availability of beds to patients who require a specific bed certification. In addition, dual certification allows EHSI’s facilities to easily shift patients from one level of care and reimbursement to another without physically moving the patient.

Experienced and Proven Management Team

Extendicare’s management has demonstrated competency in dealing with major changes, particularly with regards to the challenging U.S. environment, where the Medicare program shifted to a prospective payment system, or PPS, which significantly reduced funding levels. Management identified early on, and successfully implemented strategies, to exit the Florida and Texas nursing home markets in light of the extremely litigious environments in those states. During 2002, management was successful in issuing new debt in the U.S. enabling the Company to refinance its U.S. senior bank debt. In Ontario, where the government introduced a program to add 20,000 new long-term care beds by 2004, management submitted successful bids, resulting in Extendicare being one of the top contenders. During these challenging times, the Company has retained substantially all of its executive and operating management team.

Extendicare 2002 Annual Information Form

BUSINESS STRATEGY

United States

Provide Quality, Clinically Based Services

EHSI engages in outcomes management, forecasting and continuous quality improvement processes at the facility, regional and corporate level. In recognition of increased state regulatory oversight, EHSI has an internal team of field-based quality validation specialists who are responsible for mirroring the regulatory survey process and regularly communicating with its outcomes management specialists in corporate office. On-site data is integrated with clinical indicators, facility human resource data and state regulatory outcomes to provide a detailed picture of problems, challenges and successes in achieving performance at all levels of the organization. This information pool allows management to determine best practices for duplication in similarly situated facilities. EHSI emphasizes these programs when marketing its services to acute care providers, community organizations and physicians in the communities it serves.

Increase Medicare Census

EHSI continues to develop and implement strategies and capabilities to attract residents, with a focus on increasing Medicare census. For 2002, Medicare payments represented approximately 26% of its total net revenues, up from 22% in 1999. Senior management has worked with regional and local management teams to develop strategies to continue to increase this percentage. Strategies, such as focused marketing efforts, standardized admissions protocols, streamlined admitting procedures, the dual certification of beds and improved management communication have driven this improvement. In addition to increasing the profitability of nursing facilities, higher Medicare census expands the market for ancillary services, such as therapy.

Leverage Presence in Small Urban Markets

EHSI geographically clusters its long-term care facilities and services in small urban markets in order to improve operating efficiencies and to offer its customers a broad range of long-term care and related health services, including assisted living facilities. It is anticipated that future expansion of owned nursing facilities will come from the selective acquisition and construction of facilities in areas that are in close proximity to existing facilities, where management is experienced in dealing with the regulatory and reimbursement environments, where the facility can participate as an active member of the nursing facility association and where the facility’s reputation is established.

Expand Management and Consulting Services

EHSI seeks to increase the number of management and consulting contracts with third parties. EHSI has knowledge and expertise in both the operational and administrative aspects of the long-term care sector. Management believes that the increasingly complex and administratively burdensome nature of the long-term care sector, coupled with EHSI’s commitment and reputation as a leading quality operator, will result in demand for new contracts. Management believes this strategy is a logical extension of EHSI’s business model and competencies and will drive growth without requiring substantial capital expenditures.

Increase Operating Efficiency

EHSI is focused on reducing operating costs by improving its communications systems, streamlining documentation and strengthening the formalization of procedures to approve expenditures. EHSI is reducing duplication of roles at the corporate and regional levels. EHSI continuously seeks to improve its utilization of regional resources by adding management and consulting contracts to its existing regions, thereby enabling the Company to spread the semi-fixed costs of its regional structure over a wider number of facilities.

Extendicare 2002 Annual Information Form

Proactively Manage Facility Asset Portfolio

EHSI continually reviews its asset portfolio for: physical condition; the needs of the marketplace; financial performance and long-term outlook. When a facility does not meet EHSI’s performance criteria or risk level within the marketplace, such as litigation risk beyond acceptable limits, EHSI sells that facility or exits that marketplace. Over the past four years, EHSI has disposed of a number of facilities and exited two states, while improving the performance of the balance of its asset portfolio.

Canada

In Canada, the Company’s strategy is to expand long-term care operations through construction of facilities and by increasing contracts for the development and management of facilities for third parties. In 1998, the Ontario Government launched a program to add 20,000 new nursing home beds in the Province, which was the first expansion of long-term care beds in Ontario in over a decade. The initial phase was a tender for 6,000 new beds. As a result of the new beds it was awarded, ECI opened eight new facilities in Ontario with capacity for 1,101 residents. This total included 905 new long-term care beds, 120 beds transferred from existing ECI facilities and 76 assisted living units attached to two of the new facilities. Four of the facilities opened in 2001, two in 2002, and the remaining two in February 2003. In 2001, ECI obtained from Borealis Long-Term Care Facilities Inc., a wholly owned subsidiary of the Ontario Municipal Employees Retirement System, financing of $125.4 million to build the eight new facilities. ECI is operating the facilities for Borealis during the 25-year capital lease arrangement at a financing cost of approximately 8.0%.

On May 12, 2000, under the second phase of Ontario’s new long-term bed program, ECI, in partnership with the Halton Healthcare Services Corporation, was selected to build one 128-bed long-term care facility. Extendicare is responsible for the development and construction of the new facility and will operate the hospital’s beds under a long-term management agreement when it opens in 2003.

In May 2001, under the third and final phase of the Province’s program, ECI was awarded a further 256 long-term care beds for two new nursing homes. Construction for these two facilities is in progress and one facility will open later in 2003 and the other in 2004. In addition, ECI has received approval for the transfer of 96 long-term care beds that had been awarded to the Halton Healthcare Services Corporation and plans to use these beds, together with 34 existing beds, to develop a new 130-bed facility for completion in 2003. ECI is in the process of securing financing for these three projects.

Under its expansion program, the Ontario Government is funding a portion of the construction costs over a 20-year period. Approximately $101.0 million will be received by ECI for the new long-term care beds and certain redeveloped ECI beds.

In addition, another 199 new beds was awarded with partners whereby ECI will develop and manage a 128-bed facility that is scheduled for completion after 2003 and the remaining 71 beds will be added to facilities that ECI already manages. ECI had one of the highest success rates in winning awards to own or manage new nursing home beds under the multi-year Ontario Government program. In Canada, comparing 2002 with 1998 at December 31, the total number of long-term care beds that Extendicare owned and leased has increased from 6,363 beds to 7,081 beds.

To capitalize on ECI’s expertise in developing and managing long-term care facilities, the Company is continuing to focus on a wide range of health care partnership opportunities, involving public, private and not-for-profit organizations through the provision of management and consulting contracts. It significantly increased these contracts for third parties in Ontario in 2002, including: in January, a long-term contract to manage a 200-bed facility developed in partnership with the West Park Healthcare Centre, a hospital; a two-year extension of a contract to manage a 105-bed facility and a development contract for adding 55 new beds to that facility; a contract to manage another hospital’s existing 150-bed facility and the redevelopment of the building, including 42 new beds; an appointment by the Ministry of Health and Long Term Care (MOHLTC) to manage a 206-bed nursing home; and an appointment by a trustee in bankruptcy to manage 14 nursing and retirement facilities with a capacity of 2,191 beds. Finally, ECI added a management contract for three nursing facilities with 304 beds in Manitoba. ECI-managed facilities increased from 10 in 2001 (981 beds) to 27 in 2002 (3,825 beds).

Extendicare 2002 Annual Information Form

At December 31, 2002, ECI managed six public sector facilities and twenty-one facilities for private owners, including 14 for a trustee in a bankruptcy proceeding. ECI is the largest private health care organization in Canada with partnerships involving the public hospital sector.

OPERATIONS

United States

Extendicare’s United States health care operations are conducted through EHSI and its subsidiaries. Based upon the number of beds operated, EHSI is one of the largest providers of long-term care facilities and related services in the United States. Through its network of geographically clustered facilities, EHSI offers a continuum of health care services, including skilled nursing care, assisted living care and related medical specialty services, including subacute care and rehabilitative therapy.

Nursing Care

EHSI provides a broad range of long-term nursing care, including skilled nursing services, subacute care and rehabilitative therapy services assisting patients recovering from acute illness or injury. EHSI also provides nursing care and therapy services to persons who do not require the more extensive and specialized services of a hospital. The Company’s nursing facilities employ registered nurses, licensed practical nurses, therapists, certified nursing assistants and qualified health care aides who provide care as prescribed by each resident’s attending physician. All nursing facilities provide daily dietary services, social services and recreational activities, as well as basic services such as housekeeping and laundry.

Assisted Living and Retirement Centres

In its assisted living facilities, EHSI provides residential accommodations, activities, meals, security, housekeeping, and assistance in the activities of daily living to seniors who require some support, but not the level of nursing care provided in a nursing facility. An assisted living facility enhances the value of an existing nursing facility where the two facilities operate side by side. This allows EHSI to better serve the communities in which it operates by providing a broader continuum of services. Most of EHSI’s assisted living facilities are within close proximity to its nursing facilities. EHSI’s retirement centres provide activities, security, transportation, special amenities, comfortable apartments, housekeeping services and meals.

Management and Selected Consulting Services

EHSI uses its long-term care operating expertise to provide to third parties either full management services through Partners Health Group, LLC, or selected consulting services through Fiscal Services Group, LLC, two wholly owned subsidiaries of EHSI. Contracts are structured on a fee-for-service basis and generally have terms ranging from one to five years. Such services are available because EHSI employs experienced professionals who have considerable expertise in both the operational and administration aspects of the long-term care industry. On a regional level, EHSI provides consultants in the areas of nursing, dietary, laundry and housekeeping to long-term care operators under a consulting or full management services basis. Equally, through its head office support group, EHSI can provide professionals to assist other operators in the areas of cost reimbursement and accounting services.

In addition Virtual Care Provider, Inc. (VCP), a wholly owned subsidiary of Extendicare, provides information technology services on a fee-for-service basis to third parties, in conjunction with EHSI’s management and consulting services.

Extendicare 2002 Annual Information Form

Group Purchasing

United Professional Services, Inc., a wholly owned subsidiary of EHSI, provides purchasing services for nursing facilities in numerous states in addition to the facilities owned and managed by EHSI. The purchasing group offers substantial cost reductions for its members through contractual volume-based arrangements made with a variety of industry suppliers for food, supplies and capital equipment.

Rehabilitative Therapy Services

EHSI operates rehabilitative therapy clinics within its wholly owned subsidiary, The Progressive Step Corporation (ProStep). As of December 31, 2002, ProStep operated 22 clinics: ten in Pennsylvania, one in Ohio, two in Texas and nine in Wisconsin. These clinics provide services to outpatients requiring physical, occupational and/or speech-language therapy. In addition, the Pennsylvania clinics provide respiratory, psychological and social services.

EHSI provides rehabilitative therapy services on an inpatient and outpatient basis. EHSI has expanded all of its nursing facilities’ therapy units, with some facilities offering 1,500 to 5,000 square feet of therapy space. These programs provide patient-centred, outcome-oriented subacute and rehabilitative care. At the majority of its facilities, EHSI employs physical, occupational and/or speech-language therapists.

Expansion

Plans for expanding EHSI’s operations are developed from sources such as: personal contacts in the long-term care industry; information made available through state and nationally based associations; and investment and financing firms and brokers. All acquisitions and the undertaking of new contracts for management and consulting services involve a process of due diligence in which the operational, building and financial aspects of the undertaking are investigated.

In 2003 and 2004, EHSI plans to build additions to seven of its facilities in Wisconsin, Kentucky and Pennsylvania, consisting of 96 assisted living, 30 independent living and 38 skilled nursing beds.

Canada

Extendicare’s Canadian health care operations are conducted through ECI and its subsidiaries. ECI is the second largest private-sector operator of long-term care facilities and the largest private-sector provider of home health care services in Canada. It operates nursing and retirement centres in Ontario and the four western provinces, manages an Ontario hospital chronic-care unit and provides a wide range of related services to the residents of these facilities. ECI’s home health care operations are in Ontario and Alberta.

Nursing, Assisted Living and Retirement Care Services

ECI’s nursing centres are designed for people who cannot be cared for at home or in another setting, due to frailty or other physical limitations. In addition to providing accommodation and meals, residents receive assistance with activities of daily living and continuing care. Programs and services are offered for those with behavioural needs. At December 31, 2002, ECI operated for itself 52 nursing centres providing care to 6,932 residents in five provinces. ECI’s 46 owned nursing centres (6,239 beds) qualify for accreditation funding and it is in the process of seeking accreditation for its six new nursing facilities (693 beds), which are operated under capital lease arrangements.

Assisted living care, in comfortable private accommodations, provides staff to support activities of daily living, such as personal care, meals, reminders to take medication, and housekeeping. ECI operated for itself two 36-unit assisted living wings attached to its nursing centres.

Extendicare 2002 Annual Information Form

Retirement centres provide comfortable suites, housekeeping services, meals, activities, security, transportation and special amenities. Residents are typically very active and live independently. ECI owned and operated for itself one retirement centre (73 units).

Management and Consulting

In Canada, Extendicare manages long-term care centres and a hospital chronic-care unit for not-for-profit boards and private organizations seeking to improve management practices, levels of care and operating efficiencies. Most of these contracts include management, accounting and purchasing services, staff training, reimbursement assistance, and where applicable, the implementation of ECI policies and procedures. ECI also is experienced in overseeing the design, construction, development and management of long-term care and chronic care centres.

ECI, as a skilled manager and operator of facilities for third parties, increased its managed portfolio during 2002 by 13 nursing centres (2,195 beds or 289%) and 4 retirement centres (649 beds or 636%). At December 31, 2002, ECI managed one publicly owned hospital unit (120 beds), one municipally owned home for the aged (80 beds), three nursing facilities owned by hospitals (466 beds) and one nursing facility on behalf of the MOHLTC (206 beds). ECI also managed sixteen nursing centres (2,202 beds), and five retirement centres (751 units), which are privately owned (including 10 nursing facilities and four retirement centres for a receiver as part of a bankruptcy action). ECI believes there will continue to be more opportunities to provide facility management and consulting services to the public and private sectors.

Home Health Care Services

Through ParaMed Home Health Care (ParaMed), ECI is the largest private-sector home health care company in Canada and provided 5.4 million hours of care and support services during 2002 to clients of all ages through 32 branch offices located in Alberta, British Columbia and Ontario. ParaMed’s professional and para-professional staff is skilled in providing complex nursing care, occupational, physical and speech therapy, and home support.

Due to the softening funding levels and hours of service in the British Columbia home health care market, ParaMed decided, in November 2002, to wind-down its operations in that Province by March 31, 2003. In January 2003, ParaMed sold its Vancouver operation to another service provider and has now closed its other four B.C. branches.

Ontario is ParaMed’s largest market, representing approximately 79% of its revenue in 2002. Due to budget constraints of the Ontario government agencies, the Community Care Access Centres (CCAC), which contract for the services, providers of home health care services experienced reductions in their volumes beginning mid-2001 and continuing for most of 2002. For ParaMed, this resulted in lower volumes during 2002, compared to 2001 of approximately 1.3 million hours. The Company believes the situation in Ontario has stabilized based on the small increase in volumes experienced in the final quarter of 2002 and thus far in 2003.

ParaMed has operated successfully under the competitive Request for Proposal (RFP) process put in place in 1997 for all government-funded service volumes and expects to remain competitive in the bidding for future contracts while maintaining the quality of its service, despite pricing pressures from awarding agencies. In its ongoing steps to continually improve the quality of care, ParaMed has introduced a program of Outcome Based Care in early 2003, which involves establishing goals at the outset of each patient’s care and monitoring progress throughout treatment.

The Canadian federal government appears to be committed to home health care as a means of improving the health care system, as reflected in two major reports issued in 2002 by Senator Michael Kirby and former Saskatchewan Premier Roy Romanow. ParaMed is studying the content of these reports in order to ready itself for any changes or opportunities that may arise for the home health care industry when the recommendations in the reports are implemented.

Extendicare 2002 Annual Information Form

Group Purchasing Services

Through its LTC Group Purchasing division (LTC), ECI offers cost-effective purchasing contracts in the areas of food, capital equipment, furnishings, cleaning and nursing supplies, and office products. LTC clients also receive rotating menus, including therapeutic modifications as well as monthly educational packages. Including the Company’s Canadian facilities, LTC provides purchasing services to facilities housing more than 28,000 residents in Canada.

QUALITY OF CARE

Extendicare’s commitment to excellence emphasizes the corporate philosophy of treating residents with dignity and respect, a philosophy that is implemented and monitored through rigorous standards that management and staff at all levels periodically assess and update.

In the United States, at the regional level, the area directors of care management lead a department that is primarily responsible for implementing care and service standards, policies and procedures, auditing care and service delivery systems, and providing direction and training for all levels of the staff within the nursing facilities and assisted living facilities. The area directors of care management are responsible for developing these programs and standards for all professional disciplines and services provided to EHSI’s customers, including nursing, dietary, social services, activities, ethical practices, mental health services, behaviour management, quality validation and continuous quality improvement.

In Canada, each nursing centre has an advisory board composed of family members of residents. These boards work with administrators to develop ideas on how to provide for the needs of residents. In addition, regional directors are primarily responsible for implementing care and service standards, policies and procedures, auditing care and service delivery systems, and providing direction and training for all levels of the staff within the nursing and assisted living facilities. Continuous Quality Improvement programs ensure that quality of care and services are adhered to in all aspects of resident care.

Training of employees at all levels is an integral part of the Company’s ongoing efforts to improve and maintain quality services. In the United States, each newly employed nursing facility administrator and assisted living facility manager or director of nursing is required to attend a week of company-provided training to ensure that he or she has an understanding of all aspects of nursing facility operations, including clinical, management and business operations. EHSI conducts additional training for these individuals and all other staff on a regional or local basis. In Canada, each new facility administrator participates in an extensive orientation program covering nursing centre management.

MARKETING

United States

Most of EHSI’s long-term care facilities are located in smaller communities. EHSI focuses its marketing efforts predominantly at the local level, believing that the selection of a long-term care facility is strongly influenced by word-of-mouth and referrals from physicians, hospital discharge planners, community leaders, neighbours and family members. The administrator of each long-term care facility is therefore, a key element of EHSI’s marketing strategy. Each administrator is responsible for developing relationships with potential referral sources. They are supported by a regional team of marketing personnel, who establish the overall marketing strategy, develop relationships with health maintenance organizations (HMO) and preferred provider organizations (PPO), and provide marketing direction with training and community-specific promotional materials. EHSI aims to be the provider of choice in the communities it serves. EHSI’s same-facility nursing home average occupancy increased to 90.3% from the 2001 level of 87.8%. Medicare census improved to 13.4% of total nursing census in 2002 from 11.4% in 2001.

Extendicare 2002 Annual Information Form

Canada

It is expected that by the end of 2003, approximately two-thirds of the 20,000 new beds in Ontario, promised under the Government’s 1998 program, will be operational in communities throughout the Province. In order to maintain its current occupancy levels with the influx of these new beds, ECI continues major upgrades for some of its facilities that are located in markets with new bed openings. This is in addition to regular maintenance programs at all ECI owned facilities. Also, in conjunction with its Director of Sales and Marketing, ECI continually develops strategies to market its long-term care facilities in each community. The management team at each facility is responsible for marketing the facility locally and is supported by a regional team and the Director of Sales and Marketing. Occupancy remained strong in ECI’s Canadian facilities and excluding new facility openings, averaged over 98% for 2002, comparable to the previous year.

COMPETITION

United States

The long-term care industry in the United States is highly competitive with companies offering a variety of similar services. EHSI faces competition both locally and regionally from other health care providers, including for-profit and not-for-profit organizations, hospital-based nursing units, rehabilitation hospitals, home health agencies, medical supplies and services agencies and rehabilitative therapy providers. The newer assisted living facilities can attract those former private pay nursing facility admissions that require a lesser degree of care. Significant competitive factors, which determine the placement of residents in nursing and assisted living centres, include quality of care, services offered, reputation, physical appearance, location and, in the case of private pay residents, cost of the services. EHSI focuses its marketing efforts on word-of-mouth reputation and referrals from each community’s medical and health care professionals.

EHSI’s group purchasing operation competes with other similar operations ranging from small local operators to companies that are national in scope and distribution capability.

EHSI competes with other providers in the acquisition and development of additional facilities. Some of those competitors may accept a lower rate of return and therefore, present significant price competition. Also, tax-exempt not-for-profit organizations may finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions that are unavailable to EHSI.

Canada

ECI’s competitors in the long-term care industry include private and public-sector operators. In addition to Extendicare, there is only one other publicly traded operator in Canada. The home health care sector has both for-profit and not-for-profit providers, with ParaMed being the largest private-sector operator.

MANAGEMENT, FINANCIAL CONTROLS AND COST CONTROLS

Extendicare believes that strong management is essential to its success. Its senior officers, including the senior officers of ECI and EHSI, have on average 23 years of experience in the health care industry and 15 years of service with the Company. The members of its Board of Directors have served Extendicare on average more than 15 years.

The financial controls of Extendicare are centralized in Milwaukee, Wisconsin for the United States and Markham, Ontario for Canada. Within each country, supervision is provided through regional offices.

Centralized accounting systems record each nursing centre’s results. Costs are shown on a per patient day basis, along with comparisons to budgets. Senior operating and financial management monitor costs on a monthly basis.

Extendicare 2002 Annual Information Form

INSURANCE

Insurance coverage for resident care liability and other risks has become increasingly difficult to obtain. The Company self-insures for certain risks related to general and professional liability, auto liability, employers’ liability, health benefits and workers’ compensation in certain states for its United States operations. The Company obtains reinsurance coverage in amounts and with such coverage and deductibles as management deems appropriate, based on the nature and risks of its business, historical experiences, availability and industry standards.

Of the risks that the Company self-insures, general and professional liability claims are the most volatile and significant. The Company self-insures its general and professional liability risks through Laurier Indemnity Company, Ltd., which is domiciled in Bermuda, and Laurier Indemnity Company, which is domiciled in the United States. The Company has experienced in past years, adverse claims development. Consequently, as of January 1, 2000 the Company’s per claim retained risk increased significantly for resident care liability costs, mainly due to the level of risk associated with the Florida and Texas operations. In 2001, EHSI no longer operated nursing and assisted living facilities in the State of Florida and as of October 1, 2001 ceased nursing operations in the State of Texas, thereby reducing the level of exposure to future litigation in these litigious states. Changes in the Company’s level of retained risk, and other significant assumptions that underlie management’s estimates of self-insured liabilities, could have a material effect on the future carrying value of the self-insured liabilities as well as the Company’s operating results and liquidity.

The accrual for self-insured liabilities includes estimates of the cost of reported claims and claims incurred but not reported and also reflects estimates of loss based on assumptions made by management, including consideration of actuarial projections. The Company invests funds to support the accrual for self-insured liabilities and believes that it has sufficient cash resources to meet its estimated current claims payment obligations.

SOURCES OF REVENUE

United States

EHSI derives revenues by providing health care services in its network of facilities, including long-term care services covering nursing care, assisted living and related medical services such as subacute care and rehabilitative therapy. EHSI also derives nursing and assisted living facility revenues by providing routine and ancillary services for its facilities’ residents and earns outpatient therapy revenues by providing such services to outside third parties at its clinics.

EHSI generates its revenue from Medicare, Medicaid and private pay sources. The Medicare and Medicaid payers set maximum reimbursement levels for payments for nursing services and products. The health care policies and programs of these agencies have been subject to changes in payment methodologies during the past several years. There can be no assurance that future changes will not reduce reimbursement for nursing services from these sources.

The following table sets forth the sources of revenue by percentage of total revenue.

	Years ended December 31

	2002	2001	2000

		(%)
Medicare	25.7	23.8	24.5
Medicaid	49.8	50.9	50.8
Private pay	24.5	25.3	24.7

Extendicare 2002 Annual Information Form

Medicare, Including Legislative Actions Affecting Revenues

Medicare is a federally funded health-insurance program providing coverage for persons aged 65 or older and certain disabled persons, which provides reimbursement for inpatient services for hospitals, nursing facilities and certain other health care providers and patients requiring daily professional skilled nursing and other rehabilitative care (Part A Medicare) and services for suppliers of certain medical items, outpatient services and doctors’ services (Part B Medicare). Medicare pays for the first 20 days of stay in a skilled nursing facility in full and the next 80 days above a daily coinsurance amount, after the individual has qualified for Medicare coverage by a three-day hospital stay.

Prior to October 1, 2002, the incremental Medicare relief packages received from the Balanced Budget Refinement Act and the Benefits Improvement and Protection Act provided a total of US$2.7 billion in temporary Medicare funding enhancements to the long-term care industry. These funding enhancements fell into two categories. The first was “Legislative Add-ons”, which included a 16.66% add-on to the nursing component of the Resource Utilization Groupings III (RUGs) rate and the 4% base adjustment. The second category was “RUGs Refinements”, which involved an initial 20% add-on for 15 RUGs categories identified as having high intensity, non-therapy ancillary services. The 20% add-on from three RUGs categories was subsequently redistributed to 14 rehabilitation categories at an add-on rate of 6.7% each.

The Legislative Add-ons expired on September 30, 2002 and EHSI’s Medicare funding has been reduced. Based upon the Medicare case mix and patient days over the nine-month period ended September 30, 2002, EHSI estimates that it received, on average US$31.22 per patient day related to the Legislative Add-ons. The loss of this funding was partially offset by a 2.6% inflationary increase (“market basket increase”) in Medicare rates received by long-term care providers beginning on October 1, 2002. The combined impact of these changes in the fourth quarter of 2002 was a net decline in EHSI’s average rate of US$23.64 per patient day, which based upon the Medicare case mix and patient days for the year ended December 31, 2002, amounts to lower annualized revenue of approximately $23.0 million (US$14.7 million) going forward.

On April 23, 2002 CMS announced that it would delay the refinement of the RUGs categories, thereby extending related funding enhancements for at least one year to September 30, 2003. In the February 2003 budget, President Bush proposed additional funding to extend the RUGs Refinements to September 30, 2004. Although the budget has not been passed, CMS has stated its agreement with extending the RUGs Refinements to September 30, 2004. EHSI estimates that it received, on average, US$24.40 per patient day in 2002 related to the RUGs Refinements. Based upon the Medicare case mix and patient days for the year ended December 31, 2002, this amounts to annualized revenue of approximately $23.8 million (US$15.1 million) going forward. A decision to discontinue all or part of the enhancements could have a significant adverse impact on the Company.

In the February 2003 budget, President Bush proposed plans for reductions in the annual market basket increase for skilled nursing facilities effective from October 1, 2003 to October 1, 2007. If this budget is passed, it will mean reductions in the annual market basket increase for the industry of US$60.0 million beginning October 2003; US$140.0 million beginning October 2004; US$240.0 million beginning October 2005; US$350.0 million beginning October 2006; and US$470.0 million beginning October, 2007.

In January 2003, CMS announced that the moratorium on implementing payment caps for outpatient Part B therapy services, which was scheduled to take effect on January 1, 2003, would be extended until July 1, 2003. While the impact of a payment cap cannot be reasonably estimated based on the information available at this time, it would reduce EHSI’s therapy revenue.

In February 2003, CMS announced a plan to reduce reimbursement levels for uncollectible Part A co-insurance. Under current law, skilled nursing facilities are reimbursed 100% for any bad debts incurred. The plan is to reduce the reimbursement levels from the current 100% to 90% beginning October 1, 2003; 80% beginning October 1, 2004; and 70% beginning October 1, 2005. This is consistent with the reimbursement policy applicable to hospitals. EHSI estimates that should this plan be implemented, the impact on net earnings would be $1.6 million (US$1.0 million) in 2004, increasing to $3.9 million (US$2.5 million) in 2006.

Extendicare 2002 Annual Information Form

Medicaid

Medicaid is a state-administered program financed by state funds and matching federal funds, providing health insurance coverage for certain persons in financial need, regardless of age, and which may supplement Medicare benefits for financially needy persons aged 65 or older. Medicaid reimbursement formulas are established by each state with the approval of the federal government in accordance with federal guidelines. The states in which EHSI operates currently use cost-based or price-based reimbursement systems. These formulas may be categorized as prospective or retrospective in nature. Under a prospective cost-based system, per diem rates are established based upon the historical cost of providing services during a prior year, adjusted to reflect factors such as inflation and any additional service required to be performed. Many of the prospective payment systems under which EHSI operates contain an acuity measurement system, which adjusts rates based on the care needs of the resident. Retrospective systems operate similar to the pre-PPS Medicare program where nursing facilities are paid on an interim basis for services provided, subject to adjustments based on allowable costs, which are generally submitted on an annual basis. The price-based or modified price-based systems pay a provider at a certain payment rate irrespective of the provider’s cost to deliver the care.

Private Pay

Private pay revenue consists of revenues from individuals, private insurance companies, HMOs, PPOs, other charge-based payment sources, HMO Medicare risk plans, Blue Cross and the Department of Veterans Affairs.

Assisted Living Facilities

Assisted living facility revenue is primarily derived from private pay residents at rates EHSI establishes based upon the services it provides and market conditions in the area of operation. Approximately 38 states provide or have approval to provide Medicaid reimbursement for services in assisted living facilities covering board and care. An additional six states plan to add Medicaid coverage of services in the near future.

Canada

In Canada, the fees charged by ECI for its nursing centres are regulated by provincial authorities, which often set the rates following consultation with the applicable province’s long-term care association. Provincial programs fund a substantial portion of these fees, with the remainder paid by individuals. In some provinces, the government has delegated authority with respect to funding to regional health authorities, as is the case in Alberta, Saskatchewan, Manitoba and British Columbia.

Ontario is ECI’s largest market for both its long-term care and home health care services. Their combined revenues represented over 70% of ECI’s total revenue in 2002. Funding for Ontario nursing centres is based on reimbursement for the level of care provided. The provincial government allocates funds, or “envelopes”, for services such as nursing, programs, food and accommodation. The cost of providing nursing, programs and food is reimbursed in accordance with scheduled rates. Any deviation in actual costs from scheduled rates is either at ECI’s cost (if actual costs exceed scheduled rates) or is returned to the government (if actual costs are below scheduled rates). ECI receives a fixed amount per resident day for accommodation and may retain any excess over costs incurred. Supplemental funds are available if the nursing centre is accredited by the Canadian Council on Health Services Accreditation. All of ECI’s existing owned nursing centres qualify for the accreditation funding except for any new facilities, which ECI is proceeding to have accredited.

Extendicare 2002 Annual Information Form

On July 31, 2002, the Government of Ontario announced a funding increase of $100.0 million to enhance the delivery of nursing and personal care services. Effective August 1, 2002, Ontario long-term care providers received a funding increase of $7.20 per resident per day, based on a case mix index of 100. The increase included $6.33 of flow-through funding for enhanced resident care through additional nursing staff and other measures. Accordingly, while this portion of the funding increased ECI’s revenues, it did not affect earnings levels. The remaining increase of $0.87 will improve earnings to the extent that it is not offset by increased nursing home operating costs. Based on the level of ECI’s Ontario operations at the end of 2002 (approximately 1.6 million resident days per year), the increase represents additional annual revenue of about $11.5 million going forward, including approximately $10.0 million for incremental nursing staff and related costs.

In 1998, the MOHLTC introduced a new funding policy to support the costs of the construction of new beds and the renovation of existing long-term care facilities by 2006. The funding policy coincided with the introduction of new long-term care facility design standards upon which new compliance premiums had been announced. The policy ranks existing facilities into four categories (based on their design standards) for which they may qualify for compliance funding. The program was revised in 2002 to provide for more flexibility under which existing facilities could be completely rebuilt or upgraded in order to qualify for funding. The revised program now has three options that allow for such items as: alternative site scenarios; transitional support through renovation; design flexibility; and possible new bed allocations. A provider may be eligible for different funding levels under these options as follows: the existing redevelopment option (rebuilding or major renovation to 1998 standards) for funding of up to $10.35 per bed per day over a 20-year period; the new retrofit option for between $7.00 and $10.35 per bed per day for a 20-year period; and the new upgrade option for up to $1.00 per bed per day. ECI’s post-1998 newly constructed nursing centres are receiving construction funding of $10.35 per bed per day. As each facility opens, a receivable from the government is recorded, which is applied to reduce the cost of construction. With respect to ECI’s other Ontario facilities, those built prior to 1998, all but two were receiving compliance funding at the $1.00 per bed per day level, as at December 31, 2002. The Company has plans to upgrade the other two facilities.

Provincial funding for ECI’s nursing centres in Alberta, the next highest revenue source province for ECI, is based on a funding system similar to that in Ontario. In the three other Western Provinces in which ECI operates, Manitoba and British Columbia set funding on a per patient day basis with annual adjustments and Saskatchewan funds on a monthly rate per resident basis.

Extendicare’s Canadian home health care operations, conducted through ParaMed, received in 2002 approximately 89% of its revenue from contracts tendered by locally administered provincial agencies. The remainder of the revenue was received from private pay clients in 2002.

Extendicare 2002 Annual Information Form

PROPERTIES

The following table lists by state and province the nursing centres, assisted living and retirement centres, and hospital units owned, leased and managed by ECI and EHSI at December 31, 2002:

			Assisted Living &
	Nursing Centres		Retirement Centres		Hospitals Units		Total

	No. of	Resident	No. of	Resident	No. of	Resident	No. of	Resident
State/Province	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

Pennsylvania	27	3,165	8	298	—	—	35	3,463
Massachusetts	5	606	—	—	—	—	5	606
Delaware	1	120	—	—	—	—	1	120

Ohio	29	3,052	3	165	—	—	32	3,217
West Virginia	1	120	—	—	—	—	1	120

Wisconsin	24	2,220	10	443	—	—	34	2,663
Minnesota	10	1,232	1	60	—	—	11	1,292

Indiana	17	1,812	3	133	—	—	20	1,945
Kentucky	18	1,510	1	39	—	—	19	1,549

Washington	15	1,486	8	381	—	—	23	1,867
Oregon	3	192	2	102	—	—	5	294
Idaho	2	179	—	—	—	—	2	179

Louisiana	3	567	—	—	—	—	3	567
Arkansas	1	96	3	181	—	—	4	277
Texas	—	—	2	110	—	—	2	110

Total United States	156	16,357	41	1,912	—	—	197	18,269

Ontario	47	7,166	6	900	1	120	54	8,186
Alberta	15	1,229	—	—	—	—	15	1,229
Saskatchewan	5	654	—	—	—	—	5	654
Manitoba	5	762	—	—	—	—	5	762
British Columbia	1	75	—	—	—	—	1	75

Total Canada	73	9,886	6	900	1	120	80	10,906

Total	229	26,243	47	2,812	1	120	277	29,175

In addition, EHSI operated 22 rehabilitative clinics as follows: Pennsylvania – 10; Wisconsin – 9; Texas – 2; and Ohio – 1.

ParaMed provided its services through 32 locations, substantially all of which were leased, as follows: Ontario – 25; Alberta – 2; and British Columbia – 5. The 5 locations in British Columbia were sold and/or ceased operations as of March 31, 2003.

Extendicare 2002 Annual Information Form

GOVERNMENT REGULATIONS

United States

The provision of institutional care through nursing facilities is subject to regulation by various federal, state and local government authorities in the United States. Although EHSI believes its operations comply with the laws governing its industry, EHSI cannot guarantee that it will be in absolute compliance with all regulations at all times. Failure to comply may result in significant penalties, including exclusion from the Medicare and Medicaid programs, which could have a material adverse effect on EHSI’s business. Management cannot give assurance that governmental authorities will not impose additional restrictions on EHSI’s activities that might adversely affect its business.

General Regulatory Requirements

Nursing facilities, assisted living facilities, and other health care businesses are subject to licensure and other state and local regulatory requirements. In addition, in order for a nursing facility to be approved for payment under the Medicare and Medicaid reimbursement programs, it must meet the participation requirements of the Social Security Act and related regulations. The regulatory requirements for nursing facility licensure and participation in Medicare and Medicaid generally prescribe standards relating to provision of services, resident rights, staffing, employee training, physical environment and administration. Nursing and assisted living facilities generally are subject to unannounced annual inspections by state or local authorities for purposes of licensure and for purposes of certification under Medicare and Medicaid, in the case of nursing facilities. These surveys will also confirm that nursing facilities continue to meet Medicare and Medicaid participation standards. All of EHSI’s nursing facilities are licensed under applicable state laws. In addition, all of EHSI’s nursing facilities are certified to participate in either the Medicare program or the Medicaid program, or both.

Environmental Laws and Regulations

Some federal and state laws govern the handling and disposal of medical, infectious and hazardous waste. If an entity fails to comply with those laws or the related regulations, the entity could be subject to fines, criminal penalties and other enforcement actions. EHSI has developed policies for the handling and disposal of medical, infectious and hazardous waste to assure that each of its facilities complies with those laws and regulations. EHSI incurs on-going operational costs and capital expenditures to remain in compliance with those laws and regulations; however, the capital expenditures to remain in compliance have not been material to EHSI. EHSI believes that it substantially complies with applicable laws and regulations governing these requirements.

Federal regulations established by the Occupational Safety and Health Administration imposes additional requirements on EHSI with regard to protecting employees from exposure to blood borne pathogens. EHSI believes that it has policies and procedures in place to preclude valid, material actions by this regulatory body.

Health Insurance Portability and Accountability Act (HIPAA)

In the United States, the administrative simplification provisions of HIPAA mandate a set of interlocking regulations that will establish the uniform coding conventions and record formats across all payer types for all electronic transactions central to the processing of all health care claims and health plan enrollments. These standards will allow entities within the health care system to exchange medical, billing and other information and to process transactions in a more timely and cost effective manner. These new transactions and code sets must be implemented by October 2003. Also, new privacy standards went into effect on April 14, 2003 that will require operational changes throughout the health care industry in the handling of all patient information. The privacy standards are designed to protect the privacy of patients’ medical information. The security standards, which were issued in February 2003, will require compliance by April 21, 2005. All standards are required to be fully implemented within two years of final issuance, with civil and criminal penalties established for non-compliance. EHSI has established a work task force to review and implement the standards required by the legislation and is currently on schedule to comply with the requirements.

Extendicare 2002 Annual Information Form

Nursing Facility Regulation

CMS has established regulations to implement survey, certification and enforcement procedures. The survey process is intended to review the actual provision of care and services, with an emphasis on resident outcomes to determine whether the care provided meets the assessed needs of the individual residents. Surveys generally are conducted on an unannounced annual basis by state survey agencies. Remedies are assessed for deficiencies based upon the scope and severity of the cited deficiencies. The regulations specify that the remedies are intended to motivate facilities to return to compliance and to facilitate the removal of chronically poor-performing facilities from the program. Remedies range from: directed plans of correction, directed in-service training and state monitoring for minor deficiencies; denial of Medicare or Medicaid reimbursement for existing residents or new admissions and civil monetary penalties up to US$3,000 per day for deficiencies that do not immediately jeopardize resident health and safety; and, appointment of temporary management, termination from the program and civil monetary penalties of up to US$10,000 for one or more deficiencies that immediately jeopardize resident health or safety. The regulations allow state survey agencies to identify alternative remedies that must be approved by CMS prior to implementation.

Facilities with acceptable regulatory histories generally are given an opportunity to correct deficiencies by a date certain, usually within six months. CMS will continue payments and refrain from imposing sanctions, unless the facility does not return to compliance. Facilities with deficiencies that immediately jeopardize resident health and safety and those that are classified as poor performing facilities are not given an opportunity to correct their deficiencies prior to the assessment of remedies. From time to time, EHSI receives notices from federal and state regulatory agencies alleging deficiencies for failing to comply with all components of the regulations. While EHSI does not always agree with the positions taken by the agencies, it reviews all such notices and takes corrective action when appropriate. Due to the fact that the regulatory process provides EHSI with limited appeal rights, many alleged deficiencies are not challenged even if EHSI does not agree with the allegation.

While EHSI tries to comply with all applicable regulatory requirements, from time to time some of its nursing facilities have been sanctioned as a result of deficiencies alleged by CMS or state survey agencies. In November 2000, EHSI operated one facility in Indiana that lost its certification under the Medicare and Medicaid programs, but that facility has since been recertified under both programs. EHSI cannot give assurance that it will not be sanctioned and penalized in the future.

CMS has launched the Nursing Home Quality Initiative pilot program with the states of Colorado, Florida, Maryland, Ohio, Rhode Island and Washington. This program, which is designed to provide consumers with comparative information about nursing home quality measures, will rate every nursing home operating in these states on nine quality of care indicators. These quality of care indicators include such measures as percentages of patients with infections, bedsores and unplanned weight loss. This comparative data is available to the public on the Centers’ website and is expected to be published in local newspapers. Based upon the success of the pilot, CMS has announced its intention to roll out the program nationwide to all other states. EHSI believes that it has appropriate systems and mechanisms in place to monitor care and service delivery. EHSI expects that any of its facilities that may not substantially comply with the regulations will ultimately substantially comply. EHSI cannot predict whether it will comply in the future and could be adversely affected if a substantial portion of its facilities were determined to not comply with applicable regulations. EHSI currently operates nursing homes in two of the pilot program states, Ohio and Washington.

Extendicare 2002 Annual Information Form

Restrictions on Acquisitions and Construction

Acquisition and construction of additional nursing facilities are subject to state regulation. Most of the states in which EHSI currently operates have adopted laws to regulate expansion of skilled nursing facilities. Certificate of need laws generally require that a state agency approve certain acquisitions or physical plant changes and determine that a need exists prior to the addition of beds or services, the implementation of the physical plant changes or the incurrence of capital expenditures exceeding a prescribed amount. Some states also prohibit, restrict or delay the issuance of certificates of need. In addition, in most states the reduction of beds or the closure of a facility requires the approval of the appropriate state regulatory agency. EHSI’s nursing facility expansions comply with all state regulations regarding expansion. Prior to engaging in any regulated expansion project, EHSI has obtained certificates of need, if required by law. If EHSI decides to reduce beds or close a facility, it could be adversely affected by a failure to obtain or a delay in obtaining such approval. To the extent that a certificate of need or other similar approvals are required for expansion of operations, either through facility acquisitions, construction of new facilities or additions to existing facilities, or expansion or provision of new services or other changes, EHSI’s expansion proposals could be adversely affected by an inability to obtain the necessary approvals, changes in the standards applicable to such approvals and possible delays and expenses associated with obtaining such approvals.

Acquisition, construction and operation of assisted living facilities are subject to less stringent regulation than nursing facilities and, in the absence of uniform federal regulations, states develop their own regulations. However, since 1999 the term “assisted living facility” has been defined in 29 state regulations and statutes, and approximately half of the remaining states have regulations currently in effect or have proposed regulations regarding assisted living facilities. Virtually every state has a licensure process, registration process or some other form of regulation that may apply to assisted living providers. If an assisted living provider supplies services that meet the definition of a licensed level of care in the state, the provider must be licensed. Licensure regulations can apply to admission and discharge criteria and the variety and type of services provided. Many states require that buyers submit building plans and receive state approval prior to construction. However, the approval process is different from the certificate of need procedure, as it is more of a clearance process than a demand formula. Assisted living facilities must meet a stringent set of building construction and design regulations including the Life Safety Code (NFPA101). State regulators conduct inspections of assisted living facilities on a periodic basis similar to their inspections of nursing facilities in most cases. EHSI’s assisted living facilities are compliant in all material respects with applicable state licensure, building construction and design regulations.

Regulation of Fraud and Related Matters

Because EHSI participates in federal and state health care programs, it is subject to a variety of federal and state laws that are intended to prevent health care fraud and abuse. These laws are punishable by criminal and/or civil sanctions, including, in some instances, exclusion from participation in federal health programs, including Medicare, Medicaid and Department of Veterans Affairs health programs. These laws, which include, but are not limited to, anti-kickback laws, false claims laws, physician self-referral laws and federal criminal health care fraud laws, are discussed in further detail below. Management believes that both EHSI and its subsidiaries have been and continue to be in substantial compliance with all of these laws as they apply to its companies.

EHSI believes its billing practices, operations and compensation and financial arrangements with referral sources and others materially comply with applicable federal and state requirements. However, EHSI cannot give assurance that a governmental authority will not interpret such requirements in a manner inconsistent with EHSI’s interpretation and application. If EHSI fails to comply, even inadvertently, with any of these requirements, EHSI could be required to alter its operations and/or refund payments to the government. In addition, EHSI could be subject to significant penalties. Even if EHSI successfully defends against any action against it for violating these laws or regulations, EHSI would likely be forced to incur significant legal expenses and divert management’s attention from the operation of its business. Any of these actions, individually or in the aggregate, could have a material adverse effect on EHSI’s business and financial results. EHSI cannot reasonably predict whether enforcement activities will increase at the federal or state level or the effect of such on its business.

Extendicare 2002 Annual Information Form

The illegal remuneration provisions of the Social Security Act make it a felony to solicit, receive, offer to pay or pay any kickback, bribe or rebate in return for referring a resident for any item or service or in return for purchasing, leasing, ordering, recommending or arranging for any good, facility, service or item, for which payment may be made under the federal health care programs. A violation of the illegal remuneration statute may result in the imposition of criminal penalties, including imprisonment for up to five years, the imposition of a fine of up to US$25,000, civil penalties and exclusion from participating in federal health programs.

Recognizing that the law is broad and may technically prohibit beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services developed regulations addressing those types of business arrangements that will not be subject to scrutiny under the law. These safe harbours describe activities that may technically violate the act, but which are not to be considered illegal when carried on in conformance with the regulations. For example, the safe harbours cover activities such as contracting with physicians or other individuals that have the potential to refer business to EHSI that would ultimately be billed to a federal health program. Failure to qualify for safe harbour protection does not mean that an arrangement is illegal. Rather, the arrangement must be analyzed under the anti-kickback statute to determine whether there is an intent to pay or receive remuneration in return for referrals. Conduct and business arrangements that do not fully satisfy one of the safe harbours may result in increased scrutiny by government enforcement authorities. In addition, some states have anti-kickback laws that may apply regardless of whether a federal health care program is involved. Although EHSI’s business arrangements may not always satisfy all the criteria of a safe harbour, EHSI believes that its operations are in material compliance with federal and state anti-kickback laws.

Under the federal “Stark II” law, physicians are prohibited from making a referral to an entity for the furnishing of designated health services, including therapy services, for which Medicare or Medicaid may pay, if the physician, or an immediate family member of the physician, has a financial relationship, including ownership interests and compensation arrangements, with that entity, and the relationship fails to meet a statutory or regulatory exception to the rule. The penalties for violating this act include denial of payment, additional financial penalties and exclusion from participating in federal health programs. In addition, a number of states have enacted their own versions of self-referral laws.

The Federal False Claims Act and similar state statutes prohibit presenting a false or misleading claim for payment under a federal program. Violations can result in significant civil penalties, treble damages and exclusion from participation in federal programs. Liability arises, primarily, when an entity knowingly submits a false claim for reimbursement to the federal government. However, enforcement over the past few years has expanded the traditional scope of this act to cover quality of care issues, especially in the skilled nursing facility context. In addition to the civil provisions of the False Claims Act, the federal government can use several other criminal statutes to prosecute persons who submit false or fraudulent claims for payment to the federal government.

Federal law provides that practitioners, providers and related persons may not participate in most federal health care programs, including the Medicare and Medicaid programs, if the individual or entity has been convicted of a criminal offence related to the delivery of an item or service under these programs or if the individual or entity has been convicted, under state or federal law, of a criminal offence relating to neglect or abuse of residents in connection with the delivery of a health care item or service. Other individuals or entities may be, but are not required to be, excluded from such programs under certain circumstances, including the following: any conviction related to fraud, obstruction of an investigation or related to a controlled substance; licensure revocation or suspension; exclusion or suspension from state or federal health care programs; filing claims for excessive charges or unnecessary services or failure to furnish medically necessary services; ownership or control by an individual who has been excluded from the Medicaid and/or Medicare programs, against whom a civil monetary penalty related to the Medicaid and/or Medicare programs has been assessed or who has been convicted of the crimes described in this paragraph; and the transfer of ownership or control interest in an entity to an immediate family or household member in anticipation of, or following, a conviction, assessment or exclusion.

Extendicare 2002 Annual Information Form

Cross Decertification and De-Licensure

In some circumstances, if one facility is convicted of abusive or fraudulent behaviour, then other facilities under common control or ownership may be decertified from participating in Medicaid or Medicare programs. Executive Order 12549 prohibits any corporation or facility from participating in federal contracts if it or its “principals” have been barred, suspended or are ineligible or have been voluntarily excluded from participating in federal contracts. In addition, some state regulations provide that all facilities under common control or ownership licensed within a state may be de-licensed if any one or more of the facilities are de-licensed. To date, none of the facilities of either EHSI or its subsidiaries have experienced any cross-decertification or de-licensure.

Office of the Inspector General

In 1995, a major anti-fraud demonstration project, “Operation Restore Trust” was announced by the Office of the Inspector General, which guaranteed funding for fraud and abuse activities and coordinated efforts among multiple federal and state agencies. A primary purpose for the operation is to scrutinize the activities of health care providers who are reimbursed under the Medicare and Medicaid programs. Initial investigation efforts have focused on skilled nursing facilities, home health and hospice agencies, and durable medical equipment suppliers in Texas, Florida, New York, Illinois and California. In May 1997, the Department of Health and Human Services announced that the operation would be expanded in the future to include several other states and other types of health care services, with the intent that it will ultimately be a nationwide operation. Over the longer term, the operation’s enforcement actions could include criminal prosecutions, suit for civil penalties, and/or Medicare, Medicaid or federal health care program exclusions. While EHSI does not believe that it is the target of any such investigation under Operation Restore Trust, there can be no assurance that substantial amounts will not be expended by EHSI to cooperate with any such investigation or to defend allegations that may arise from an investigation. If a government agency finds that any of EHSI’s practices failed to comply with the anti-fraud provisions, EHSI could be materially adversely affected.

New Initiatives

There are ongoing initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. Aspects of some of these health care initiatives, such as the termination of Medicare funding improvements and limitations on Medicare coverage, other pressures to contain health care costs by Medicare, Medicaid and other payers, as well as increased operational requirements in the administration of Medicaid, could adversely affect EHSI. EHSI cannot predict the ultimate content, timing or effect of any health care reform legislation, nor can it estimate the impact of potential legislation on the Company.

Corporate Compliance Program

EHSI’s Corporate Compliance Program was developed to assure that EHSI achieved its goal of providing a high level of care and service in a manner consistent with all applicable state and federal laws and regulations, and EHSI’s internal standards of conduct. EHSI’s Corporate Compliance Program incorporates the elements included in the guidance issued by the Office of the Inspector General. EHSI’s employees must acknowledge their responsibility to comply with relevant laws, regulations and policies, including its compliance program. EHSI has a Corporate Compliance Officer responsible for administering the Corporate Compliance Program who reports to the Board of Extendicare and EHSI’s Chief Executive Officer.

Canada

In Canada, provincial legislation and regulations closely control all aspects of operation and funding of nursing facilities, including the fee structure, the adequacy of physical facilities, standards of care and accommodation, equipment and personnel. In some provinces, the government has delegated responsibility for the funding and administration of long-term care programs to regional health authorities.

Extendicare 2002 Annual Information Form

In most provinces, a license must be obtained from the applicable provincial ministry of health in order to operate a nursing centre. There is almost a universal restriction upon the issuance of new licenses across the country because of the funding implications for governments. When new licenses are issued, it is in response to a deficiency of long-term care beds in a particular region, and some form of public competition for the license is required. There are also provincial regulations regarding the sale and transfer of existing licenses, and while such sales are regular occurrences, authorities take steps to determine the adequacy and bona fides of the new operator. In addition to, or in some cases in place of, the licensure procedure, operators in some provinces, such as Alberta and Ontario, are required to sign service contracts with the provincial government or regional health authority. These contracts spell out in detail the services to be provided and the remuneration to be received. Nursing centre licenses and service contracts are required to be renewed annually, and do not represent any guarantee of continued operation beyond the term of the license or contract. While it is possible for authorities to revoke a license or cancel a service contract due to inadequate performance by the operator, such actions are rare in Canada and would usually be preceded by a series of warnings, notices and other sanctions. ECI has never had such a license or service contract revoked.

While ECI endeavours to comply with all regulatory requirements in its Canadian nursing facilities, it is not unusual for stringent inspection procedures to identify deficiencies in operations. Every effort is made to correct legitimate problem areas that have been identified.

The environmental laws to which the Company is subject in Canada are similar in effect to the applicable environmental laws in the United States.

EMPLOYEES

Extendicare currently employs approximately 37,600 people, including approximately: 4,600 registered and licensed practical nurses; 13,400 nursing assistants; 1,800 therapists; 6,500 dietary, domestic, maintenance and other staff; 8,500 Canadian home care professionals and other staff; and 2,800 administrative employees who work at corporate and regional offices and facilities. In Canada, there are 53 collective agreements covering approximately 8,000 employees belonging to 16 different unions, operating under five different collective bargaining legislative jurisdictions. In the United States, there are 36 collective agreements among seven unions covering approximately 2,200 employees. The Company believes that its relationship with its employees generally is good.

INVESTMENT IN CROWN LIFE INSURANCE COMPANY

Extendicare Inc., through 159524 Canada Inc., owned a 34.8% (1,113,690 shares) common equity interest in Crown Life Insurance Company (Crown Life) at December 31, 2002. Extendicare accounts for its investment in Crown Life on an equity basis. The Company regards its investment in Crown Life as a non-core asset.

Dividends on common shares from Crown Life are at the discretion of its directors. During 2002, Extendicare received cash dividends of $22.0 million or $19.75 per common share and in 2001 received cash dividends of $22.6 million or $20.30 per common share.

In December 2000, Crown Life completed its acquisition of the common shares not held by its two principal shareholders, HARO Financial Company and Extendicare. As a result of the buy-out of the minority shareholders, Crown Life’s common shares were de-listed from the Toronto Stock Exchange on January 15, 2001.

Extendicare 2002 Annual Information Form

Effective January 1, 1999, Crown Life sold or indemnity reinsured substantially all of its insurance operations to The Canada Life Assurance Company (Canada Life). Crown Life has provided Canada Life with an option to acquire substantially all of Crown Life’s remaining insurance business at any time after January 1, 2004 (or at any time after June 30, 2000 if certain litigation is resolved and Crown Life’s ratio of regulatory capital available to regulatory capital required is less than 125%). Crown Life has an option to require Canada Life to make such acquisition at any time after January 1, 2004. In the event of an acquisition after January 1, 2004, Crown Life is required to transfer qualified invested assets equal to policy liabilities at such time to Canada Life.

Canada Life also has an option to make an offer to acquire all outstanding common shares of Crown Life: (i) at any time after January 1, 2004 if the financial exposure related to certain litigation and policyholder claims can be quantified; or (ii) at any time after June 30, 2000 if certain litigation and policyholder claims are resolved and Crown Life’s ratio of regulatory capital available to regulatory capital required is less than 125%; or (iii) at any time by agreement with Crown Life’s two common shareholders. Crown Life’s common shareholders have agreed to accept such offer. Such offer is to be based on the value of assets supporting Crown Life’s common shareholders’ equity at the time of the offer. Crown Life’s common shareholders have the right to require Canada Life to make such offer at any time after January 1, 2004 if the financial exposure related to certain litigation and policyholder claims can be quantified. Crown Life retains the right to distribute to shareholders or otherwise dispose of assets supporting common shareholders’ equity prior to any acquisition by Canada Life of Crown Life’s common shares pursuant to such offer.

Crown Life has assets of $1.1 billion. Based in Regina, Saskatchewan, Crown Life is focusing on the development of its investment management activities. Crown Life’s remaining insurance business, which is primarily in the United States, is administered by Canada Life Assurance Company under an administrative services agreement.

Extendicare 2002 Annual Information Form

SELECTED FINANCIAL INFORMATION

	Years ended December 31

	2002	2001	2000

	(thousands of dollars unless otherwise noted)
Income Statement Data:
Revenue
Nursing and assisted living centres
United States	1,236,565	1,187,547	1,346,033
Canada	315,907	279,559	266,671
Outpatient therapy – United States	16,144	14,733	14,430
Home health – Canada	146,034	171,809	161,323
Other	41,024	50,863	18,949

	1,755,674	1,704,511	1,807,406
Operating and administrative costs	1,571,214	1,549,152	1,687,408

Earnings before undernoted	184,460	155,359	119,998
Lease costs	24,119	28,202	27,529
Depreciation and amortization	68,989	71,547	75,002
Interest, net	62,047	65,248	78,484
Loss from asset disposals, impairment and other items	6,689	50,082	42,747

Earnings (loss) before income taxes	22,616	(59,720)	(103,764)
Income taxes (recovery)	11,202	(12,659)	(36,916)
Minority interests	—	83	257

Earnings (loss) from health care	11,414	(47,144)	(67,105)
Share of earnings of Crown Life	7,520	10,738	7,827

Net earnings (loss)	18,934	(36,406)	(59,278)

Basic and diluted earnings (loss) per share	0.26	(0.52)	(0.81)
Operating Statistics:
Number of facilities (end of period)	277	261	274
Resident capacity (end of period)	29,175	26,339	27,052
Average occupancy rate (percentage)	92.0	90.0	89.9
U.S. payer source as a percentage of total U.S. revenue
Private Pay	24	25	25
Medicare	26	24	24
Medicaid	50	51	51
Property and equipment capital expenditures	53,145	45,377	46,292
EBITDA margin(1) (percentage)	9.1	7.5	5.1
Balance Sheet Data (at period end):
Assets
Cash and short-term investments	56,815	26,491	10,181
Working capital(2)	(38,950)	(68,426)	1,295
Total health care assets	1,688,328	1,604,302	1,588,345
Investment in Crown Life, equity basis	121,508	135,944	147,407
Total assets	1,809,836	1,740,246	1,735,752
Long-term debt	846,734	788,354	802,426
Shareholders’ equity	358,026	350,696	381,437

(1)	Earnings before interest, taxes, depreciation, amortization and loss from asset disposals, impairment and other items (EBITDA) divided by revenue.

(2)	Certain items have been reclassified which reduce working capital for the years 2001 and 2000.

Extendicare 2002 Annual Information Form

COMPARABILITY OF SELECTED FINANCIAL INFORMATION

Factors affecting the comparability of financial data of the Company include the following significant acquisitions, construction, asset disposals and other major changes in the business.

ACQUISITIONS

On October 1, 2002, EHSI exercised its right to acquire seven nursing facilities that EHSI previously leased, for $28.2 million (US$17.9 million). Three of the facilities are located in Ohio and four are in Indiana, representing a total of 902 licensed beds. The purchase price consisted of US$7.4 million in cash and a US$10.5 million 10-year note, which bears interest at a rate to be determined by arbitration (currently being accrued at 10.5%).

CONSTRUCTION

As part of the Government of Ontario program to add new long-term care beds, ECI has completed as of December 31, 2002, or will complete in 2003/2004 the following:

2001

 Opened four new nursing facilities with capacity of 502 beds, including licences for 40 beds transferred from an existing facility and one new 38-unit assisted living wing.

2002

 Opened two new nursing facilities with capacity of 267 beds including one 38-unit assisted living wing.

2003

 In February 2003, opened two new nursing facilities with capacity of 332 beds, including licences for 80 beds transferred from an existing facility. Two more nursing facilities with capacity of 258 beds, including licences for 34 existing beds, will be opened later in 2003, and a 128-bed facility is scheduled to open in 2004.

ASSET DISPOSALS, IMPAIRMENT AND OTHER ITEMS

2000

 During 2000, the Company sold or leased all of its long-term care operations in the State of Florida through separate transactions. In two transactions, two facilities (239 beds) were sold for US$6.3 million. The Company disposed of 11 nursing centres (1,435 beds) and four assisted living centres (135 units) for initial cash proceeds of US$30.0 million and contingent consideration in the form of a series of notes, which have an aggregate potential value of up to US$30.0 million. These notes have a maximum term of 3.5 years and may be retired at any time by the purchaser through the subsequent sale or refinancing of the facilities. The remaining facilities in the State of Florida were leased to two separate operators, and under the terms of the lease agreements, the lessees have the option to acquire the facilities at pre-determined prices.

The Company disposed of two facilities in other jurisdictions in the United States for US$2.7 million.

The Company recorded a provision for impairment of assets of $31.6 million related to assets in the United States. In addition, in the United States, the Company recorded a provision of $3.6 million primarily related to the closure of two nursing facilities and one assisted living facility, severance costs of $1.6 million related to the divestiture of Florida operations, and the write-off of deferred financing costs related to the early extinguishment of term debt.

Extendicare 2002 Annual Information Form

2001

 During the year, the Company made provisions totalling $20.3 million related to ceased operations. These were comprised of a provision of $3.1 million (US$2.0 million) related to the closure and/or sale of three nursing properties, a loss of $2.8 million (US$1.8 million) related to the transfer of Texas nursing operations, and $14.5 million (US$9.4 million) in provisions for previously ceased operations, primarily for the Florida nursing homes.

The Company also recorded charges of $1.3 million related to interest on past years’ tax re-assessments and a write-off of deferred financing costs from the early retirement of debt.

On December 7, 2001, ECI sold its investment in AIM, a rehabilitative therapy business, resulting in a pre-tax gain of $1.1 million. Gross proceeds from the sale of $3.5 million were comprised of cash of $2.2 million and notes receivable of $1.3 million.

At the end of September, EHSI ceased operating its nursing homes in Texas consisting of 17 facilities (1,421 beds) through lease agreements with a third-party operator that has an option to purchase the properties. In addition to the loss described above on transfer of the assets, a provision of $2.6 million (US$1.7 million) was recorded for impairment of the remaining Texas properties related to leasehold rights and leasehold improvements.

In September, based upon an independent actuarial review, the Company recorded an additional provision of $27.0 million for resident care liability costs related to the Company’s ceased Florida operations for years prior to 2001.

In April, EHSI sold two leased facilities in Florida to Tandem Health Care, Inc. (Tandem). Tandem had operated the facilities since December 31, 2000 under lease agreements with purchase options. Gross proceeds received were $17.5 million (US$11.4 million, comprised of cash of US$7.0 million, an interest bearing five-year note for US$2.5 million and US$1.9 million in cumulative dividend preferred shares). The sale resulted in a $3.3 million (US$2.2 million) pre-tax gain that was deferred until the balance of the purchase options held by Tandem on the remaining leased facilities were completed. The Company applied US$4.0 million of the net cash proceeds to reduce its term bank debt.

2002

 In November, as a result of continuing unfavourable business conditions, management approved a plan to leave the British Columbia home health care market by winding down its ParaMed B.C. business by March 31, 2003. The Company has accrued exit costs of $1.6 million, consisting of $1.1 million for labour related expenses and $0.5 million for operating lease penalties and other costs.

In December, ECI recorded a reduction of $1.5 million of provisions for labour costs that were no longer required due to certain events within the year.

In June, EHSI wrote off deferred financing costs, including a charge from the termination of the swap agreement, of $4.5 million related to the previous credit facility, which was retired from the proceeds of the issuance of the 9.5% Senior Notes due 2010.

In May, Tandem exercised its option to purchase seven Florida properties that it leased from EHSI for gross proceeds of $45.0 million (US$28.6 million, consisting of cash proceeds of US$15.6 million and five-year, 8.5% notes receivable of US$13.0 million). This transaction, together with the deferred gain from the April 2001 transaction with Tandem, as discussed above, resulted in a pre-tax gain of $6.2 million. The May transaction also resulted in the conversion of US$1.9 million in preferred shares received in the April 2001 transaction to US$1.9 million notes, due April 2006. Also in May, EHSI recorded a provision for closure and exit costs related to Florida divested operations of $8.3 million, concerning the settlement of cost report issues and supplier and employee claims.

Extendicare 2002 Annual Information Form

SHARE CAPITAL TRANSACTIONS

During 2002, under the terms of a Normal Course Issuer Bid, the Company purchased and cancelled 1,472,300 Subordinate Voting Shares at a cost of $6,992,000 (2001 – 1,744,900 shares at a cost of $8,237,000) and 212,900 Multiple Voting Shares at a cost of $1,084,000 (2001– 224,600 shares at a cost of $1,571,000). The shares purchased and cancelled during 2002 included 20,000 Subordinate Voting Shares purchased under the current Bid at a cost of $85,600. The current Bid, which commenced November 27, 2002, will terminate for each class of shares on the earlier of November 26, 2003 and the dates on which a total of 4,700,000 Subordinate Voting Shares, 620,000 Multiple Voting Shares and 38,200 Class II Preferred Shares, Series 1, have been purchased and cancelled by the Company pursuant to the Bid.

As of April 30, 2003, under the current Bid, 444,700 Subordinate Voting Shares were purchased and cancelled at a cost of $1,327,000 of which 424,700 shares at a cost of $1,242,000 were acquired during 2003. In addition, 249,500 Multiple Voting Shares were purchased and cancelled at a cost of $978,000 under the current Bid, during 2003.

DIVIDEND RECORD

Preferred share dividends paid per share by Extendicare in each of the past three fiscal years are as follows:

	Preferred Shares

	Class I
				Class II
	Series 2	Series 3	Series 4	Series 1

		($ per share)
2002	0.7549	0.9900	0.7653	0.828
2001	1.1990	1.0500	1.2159	1.280
2000	1.2334	1.2300	1.2507	1.421

No dividends are currently being paid on the Subordinate Voting Shares and Multiple Voting Shares.

MARKET FOR SECURITIES

The Class I Preferred Shares, Series 2, Series 3 and Series 4; Class II Preferred Shares, Series 1; Subordinate Voting Shares; and Multiple Voting Shares of Extendicare are listed on the Toronto Stock Exchange and the Subordinate Voting Shares are listed on the New York Stock Exchange.

Extendicare 2002 Annual Information Form

ADDITIONAL INFORMATION

Extendicare shall provide to any person or company, upon request to the Corporate Secretary of the Company, the following:

(1)	when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, which has been filed in respect of a distribution of its securities:

(i)	one copy of the 2002 Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	one copy of the Consolidated Financial Statements and Auditors’ Report to the Shareholders of the Company for the financial year ended December 31, 2002, together with one copy of any interim financial statements of the Company subsequent to the Consolidated Financial Statements for the financial year ended December 31, 2002;

(iii)	one copy of the Management Information and Proxy Circular of the Company dated March 14, 2003 for the annual meeting of shareholders held on May 8, 2003; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

(2)	at any other time, one copy of the documents referred to in paragraphs (1) (i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge from such a person or company who is not a holder of securities of the Company where the documents are furnished by the Company pursuant to this paragraph (2).

Additional information, including remuneration and indebtedness of directors and executive officers, principal holders of the Company’s Multiple Voting and Subordinate Voting Shares, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Information and Proxy Circular of the Company for the annual meeting of shareholders held on May 8, 2003. Additional financial information is provided in the Company’s Consolidated Financial Statements for the financial year ended December 31, 2002 contained in Extendicare’s 2002 Annual Report to shareholders. A copy of such documents may be obtained from the Corporate Secretary upon request at 3000 Steeles Avenue East, Markham, Ontario L3R 9W2, Tel: (905) 470-5534. In addition, these documents are available for viewing or printing on the Company’s Website at www.extendicare.com.

Extendicare 2002 Annual Information Form

DIRECTORS AND OFFICERS

The following table sets out the full name, municipality of residence, current positions with Extendicare and principal occupations for the past five years of each of the directors and officers of Extendicare:

Director’s
Term Expires
Name, Current Positions with		(Annual
Extendicare and Municipality of		Meeting)/
Residence	Principal Occupation for Past Five Years	Director Since

David J. Hennigar (CG) Director, Chairman Bedford, Nova Scotia	Chairman, Annapolis Group Inc. (real estate development and holding company); Chairman, High Liner Foods Incorporated (value added food processor); and Chairman, Acadian Securities Inc. (investment dealer)	2004/1980

H. Michael Burns (CG)(IS) Director, Deputy Chairman Maple, Ontario	Corporate Director	2005/1978

Frederick B. Ladly (CG)(HR)(QS) Director, Deputy Chairman Fallbrook, Ontario	Vice-Chairman, Crown Life Insurance Company; Deputy Chairman, Extendicare	2004/1986

Mel Rhinelander Director, President and Chief Executive Officer Milwaukee, Wisconsin	President and Chief Executive Officer of Extendicare since August 2000; Chairman and Chief Executive Officer of both Extendicare Health Services Inc. (EHSI) and Extendicare (Canada) Inc. (ECI) since August 2000; during 1999, Mr. Rhinelander was appointed President of Extendicare and Chief Executive Officer of both EHSI and ECI; prior thereto he has served as a senior executive in various capacities for Extendicare and its subsidiaries	2006/2000

Derek H. L. Buntain (A)(HR)(IS) Director Grand Cayman, Cayman Islands	President of The Dundee Bank (private bank serving international clients); and President and Chief Executive Officer, Goodman & Company (Bermuda) Limited (investment counsel)	2005/1995

Sir Graham Day (CG)(HR) Director Hantsport, Nova Scotia	Chairman, Sobeys Inc. (national food distributor) since September 2001; and Counsel, Stewart McKelvey Stirling Scales (barristers and solicitors)	2004/1989

George S. Dembroski (A)(IS) Director Toronto, Ontario	Corporate Director	2005/1995

David M. Dunlap (A)(HR)(QS) Director Township of King, Ontario	Chairman, G.F. Thompson Co. Ltd. (manufacturer)	2006/1980

Extendicare 2002 Annual Information Form

Director’s
Term Expires
Name, Current Positions with		(Annual
Extendicare and Municipality of		Meeting)/
Residence	Principal Occupation for Past Five Years	Director Since

George A. Fierheller (A)(IS) Director Toronto, Ontario	President, Four Halls Inc. (investment and consulting company)	2006/1981

Dr. Seth B. Goldsmith (CG)(QS) Director Hollywood, Florida	Attorney and Professor Emeritus at the University of Massachusetts	2006/1995

Michael J. L. Kirby (CG)(HR)(QS) Director Nepean, Ontario	Senator of the Parliament of Canada	2005/1987

Alvin G. Libin (A) Director Calgary, Alberta	President and Chief Executive Officer of Balmon Holdings Ltd. (investment company)	2005/1984

J. Thomas MacQuarrie, Q.C.(A)(HR) Director Halifax, Nova Scotia	Senior Partner, Stewart McKelvey Stirling Scales (barristers and solicitors)	2004/1980

Mark W. Durishan Vice-President, Finance, and Chief Financial Officer Milwaukee, Wisconsin	Executive of Extendicare since August 1999; prior thereto, Senior Vice President for Finance and Operations, Blue Cross and Blue Shield of Minnesota

Philip W. Small Senior Vice-President, Strategic Planning and Investor Relations Mequon, Wisconsin	Executive of Extendicare since June 2001; prior thereto, Executive Vice President, Strategic Planning and Operations Support and acting Chief Financial Officer, Beverly Enterprises Corporation of Arkansas

Jillian E. Fountain Corporate Secretary Toronto, Ontario	Executive of Extendicare

Notes:

(A)	Member of Audit Committee	(HR)	Member of Human Resources Committee
(CG)	Member of Corporate Governance and Nominating	(IS)	Member of Information Systems Committee
	Committee	(QS)	Quality Standards Committee

At April 30, 2003, the directors and officers of Extendicare as a group beneficially owned, directly or indirectly, or exercised control or direction over 1,374,193 Subordinate Voting Shares and 8,696,158 Multiple Voting Shares of Extendicare (representing 2.42% and 70.66% of the outstanding Subordinate Voting Shares and Multiple Voting Shares, respectively, and representing 49.14% of the combined votes).

Extendicare 2002 Annual Information Form

SUPPLEMENTARY INFORMATION

RECONCILIATION OF CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Extendicare 2002 Annual Information Form

AUDITORS’ REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors of Extendicare Inc.

Under date of February 20, 2003, we reported on the consolidated balance sheets of Extendicare Inc. (the “Company”) as at December 31, 2002 and 2001, and the consolidated statements of earnings (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002, as incorporated by reference in the Company’s 2002 Annual Information Form dated May 16, 2003, included in the Annual Report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation of Canadian and United States Generally Accepted Accounting Principles” as set forth in the Annual Information Form. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada
February 20, 2003

Comments by Shareholders’ Auditors for U.S. Readers
On Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s consolidated financial statements, such as the changes described in note 1 (d) (foreign currency translation), notes 1(h) and 5 (goodwill and other intangible assets), and notes 1(n) and 10 (stock-based compensation) to the consolidated financial statements. Our report to the shareholders dated February 20, 2003 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada
February 20, 2003

Extendicare 2002 Annual Information Form

SUPPLEMENTARY INFORMATION

RECONCILIATION OF CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(in thousands of Canadian dollars, except per share amounts)

GENERAL

The following supplementary information is provided in accordance with the United States Securities Exchange Act of 1934 as required for companies reporting on Form 40-F under the Multijurisdictional Disclosure System.

The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below.

The application of United States GAAP would have the following effect on the net earnings (loss) as reported:

	2002	2001	2000

Earnings (loss) from health care for the year as reported in accordance with Canadian GAAP	11,414	(47,144)	(67,105)
Application of hedge accounting for derivatives, net of income taxes (E)	(644)	—	—
Reclassification of early retirement of debt costs to extraordinary item (A)	4,486	115	1,039
Reclassification of income taxes related to early retirement of debt costs to extraordinary item (A)	(1,795)	(46)	(382)

Earnings (loss) from health care before extraordinary item for the year as reported in accordance with United States GAAP	13,461	(47,075)	(66,448)

Share of earnings of Crown Life for the year as reported in accordance with Canadian GAAP	7,520	10,738	7,827
Application of United States GAAP (B)	24,680	(5,873)	15,497

Share of earnings of Crown Life for the year as reported in accordance with United States GAAP	32,200	4,865	23,324

Earnings (loss) before extraordinary item for the year as reported in accordance with United States GAAP	45,661	(42,210)	(43,124)
Reclassification of early retirement of debt costs, net of income taxes, to extraordinary item (A)	(2,691)	(69)	(657)

Earnings (loss) for the year as reported in accordance with United States GAAP	42,970	(42,279)	(43,781)

Other comprehensive income (loss), net of tax (C):
Foreign currency translation adjustments	(1,511)	16,212	13,599
Unrealized gains (losses) on invested assets	2,475	(2,863)	9,334
Cumulative effect of change in accounting for hedging activities (E)	—	(292)	—
Net current period change in derivative gains (losses) (E)	1,530	(1,419)	—
Minimum pension liability adjustments (F)	(2,516)	—	—

Other comprehensive income (loss)	(22)	11,638	22,933

Comprehensive earnings (loss) as reported in accordance with United States GAAP	42,948	(30,641)	(20,848)

Per share amounts in accordance with United States GAAP
Earnings (loss) before extraordinary item	0.64	(0.60)	(0.60)
Basic and diluted earnings (loss)	0.60	(0.60)	(0.61)

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The cumulative effect of these adjustments on shareholders’ equity is as follows:

	2002	2001	2000

Shareholders’ equity in accordance with Canadian GAAP	358,026	350,696	381,437
Application of hedge accounting for derivatives, net of tax (E)	(647)	—	—
Unrealized gains (losses) on invested assets, net of tax (E)	(3,502)	(1,296)	(1,371)
Unrealized gains (losses) on cash-flow hedges, net of tax (E)	(207)	(1,760)	—
Minimum pension liability adjustments, net of tax (F)	(2,516)	—	—
Change in equity carrying value of Crown Life (C)	20,534	(9,840)	(433)

Shareholders’ equity in accordance with United States GAAP	371,688	337,800	379,633

SUMMARY OF ACCOUNTING POLICY DIFFERENCES

(A)  Extraordinary Item

Under United States GAAP the write-off of unamortized debt issue costs and the charge for debt prepayment costs in connection with the early retirement of long-term debt are considered to be extraordinary items and are disclosed net of applicable taxes. Under Canadian GAAP such costs are included in net income. The reclassification to extraordinary item, in accordance with United States GAAP, results in the disclosure of earnings per share before extraordinary item.

(B)  Crown Life

The areas of material difference between Canadian GAAP and United States GAAP related to the Company’s share of earnings (increase (decrease)) of Crown Life are as follows:

	2002	2001	2000

Policy liabilities	1,730	1,733	4,531
Investment income	28,734	(6,805)	7,246
Income taxes	(5,789)	(811)	3,695
Other	5	10	25

	24,680	(5,873)	15,497

The cumulative effect between Canadian GAAP and United States GAAP related to Crown Life on the Company’s shareholders’ equity and equity carrying value of Crown Life is as follows:

	2002	2001	2000

Equity carrying value of Crown Life in accordance with Canadian GAAP	121,508	135,944	147,407

Policy liabilities	2,717	(2,424)	(1,457)
Invested assets	20,000	(15,929)	(4,008)
Income taxes	(2,183)	8,517	5,047
Other	—	(4)	(15)

	20,534	(9,840)	(433)

Equity carrying value of Crown Life in accordance with United States GAAP	142,042	126,104	146,974

Policy Liabilities and Deferred Acquisition Costs. Under Canadian GAAP, policy liabilities of Crown Life are calculated using the Canadian asset liability method under which assumptions are adjusted annually based on the expected future experience of the company. Under United States GAAP, liabilities for traditional life insurance products are calculated using assumptions as to future experience, which are set at the time of policy issue. These assumptions are not adjusted unless experience is sufficiently adverse that an overall loss on a block of business is expected over the future duration of the business. Universal life or investment type products are accounted for by the retrospective deposit method under which assumptions are updated at least annually. Under United States GAAP, costs that vary with and are primarily related to the acquisition of insurance products are capitalized separately as assets on the balance sheet. For traditional life products, these costs are charged to expense in future years in proportion to the premium revenue recognized. For universal life or investment type

Extendicare 2002 Annual Information Form

products, these costs are charged to expense in future years in proportion to the emergence of margins expected to be realized over the duration of the block of business.

Invested Assets. Under Canadian GAAP, gains and losses on invested assets of Crown Life are amortized into income. Under United States GAAP, gains and losses on sales of invested assets are included in income when realized. Invested assets that are marketable securities, all of which are considered to be available for sale, are carried at market value with unrealized gains or losses, net of applicable taxes, included in shareholders’ equity. The non-land component of investment real estate is amortized over its expected useful life.

(C)  Comprehensive Income

Under United States GAAP, Statement of Financial Accounting Standard No. 130, “Reporting Comprehensive Income” (FAS 130). FAS 130 establishes rules for the reporting and display of comprehensive income and its components. Comprehensive income is net income, plus certain other items that are recorded directly to shareholders’ equity. The Company has reported as other comprehensive income, foreign currency translation adjustments, and unrealized gains (losses) on invested assets and hedging activities. The amounts reported as unrealized gains (losses) on invested assets and hedging activities are net of tax; income tax expense (recovery) included therein amounted to $(1,380), $2,331 and $4,536 for 2002, 2001 and 2000, respectively.

(D)  Securities Available for Sale

United States GAAP requires that non-current marketable securities considered to be available for sale be reported at fair value and the net unrealized holding gain or loss, net of applicable taxes, be reported as a separate component of shareholders’ equity. In addition, United States GAAP requires the disclosure of information about the contractual maturities of those securities. There is no similar requirement for Canadian GAAP. The marketable securities within the “Investments held for self-insured liabilities” and “Other investments” captions are all considered to be available for sale.

Investments held for self-insured liabilities include marketable securities at December 31, 2002 and 2001 with maturities as follows:

	2002	2001

Due in one year or less	1,338	—
Due after 1 year through 5 years	23,765	26,488
Due after 5 years through 10 years	4,742	2,545
Due after 10 years	4,059	4,304

	33,904	33,337
Cash and money market funds	22,299	12,128

	56,203	45,465

(E)  Derivative Instruments and Hedging Activities

The Company adopted on January 1, 2001, for United States GAAP reporting purposes, Statement No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities” (FAS 133), which was amended in June 2000 by Statement No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133” (FAS 138). Under FAS 133 and FAS 138, all derivatives instruments are recognized at fair value on the balance sheet. The Company has derivative instruments that under Canadian GAAP are not fair valued on the balance sheet.

Under United States GAAP, changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the loss or gain on the related hedged asset or liability that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a cash-flow hedge are recorded in Accumulated Other Comprehensive Income (AOCI) until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of a derivative that is not designated as a hedge are reported in earnings. The impact as of January 1, 2001 arising from the adoption of the standards (relating to the fair value of derivatives) was a liability, representing a loss charged to comprehensive income of $292, net of tax.

The Company’s interest rate swap is designated as a fair-value hedge of fixed-rate debt obligations and changes in the fair value of the swap had no net impact on income during 2002, as it was offset by the change in the fair value of the hedged fixed-rate debt. A portion of the interest rate cap qualifies as a cash-flow hedge and any

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related change in fair value is reported as AOCI. The remainder of the interest rate cap does not qualify as a hedging instrument, and any related changes in fair value are reported in earnings.

The fair value of the interest rate swap at December 31, 2002 was an asset of $8,682 and was offset by an equal liability related to the change in the market value of the hedged item. The fair value of the interest rate cap at December 31, 2002 was a liability of $1,496 and the portion designated as a hedge was reported as AOCI of $207, net of tax, with the remainder reported in earnings as a loss of $644, net of tax. During 2002, the gain credited to other comprehensive income related to derivatives was $1,530, net of tax (2001 – a loss of $1,419, net of tax).

(F)  Minimum Pension Liability

Under United States GAAP, Statement of Financial Accounting Standard No. 87, “Employers’ Accounting for Pensions” the Company is required to record a minimum pension liability for pension plans representing the amount by which the accumulated benefit obligation less the fair value of the plan assets is greater than the associated liability recognized in the financial statements for these plans. Under United States GAAP, these charges are recorded as a reduction to shareholders’ equity, as a component of AOCI. In 2002, the Company recorded a minimum liability of $3,679, or $2,516 net of tax to AOCI, (2001 and 2000 - nil).

(G)  Disclosure of Allowance for Doubtful Accounts

United States GAAP requires the disclosure of allowances related to accounts and notes receivable. There is no similar requirement under Canadian GAAP. Current accounts receivable at December 31, 2002 and 2001, were reported net of an allowance for doubtful accounts of $16,224 and $24,475, respectively.

(H)  Disclosure of Accrued Liabilities

United States GAAP requires the separate disclosure of accrued liabilities. There is no similar requirement under Canadian GAAP. At December 31, 2002 and 2001, accrued liabilities were $278,121 and $264,694, respectively.

(I)  New United States Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 143, “Accounting for Asset Retirement Obligations” (FAS 143). This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. Under FAS 143, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppels. FAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has not yet determined the impact of implementation of FAS 143 on its consolidated financial statements.

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In May 2002, FASB issued Statement No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections” (FAS 145). The most significant provision of FAS 145 addresses the termination of extraordinary item treatment for gains and losses on early retirement of debt. The Company will be required to adopt the provisions of this standard beginning on January 1, 2003 and modify the presentation of its comparative results by recording the loss on early retirement of debt in earnings before income taxes. This will be consistent with the current accounting under Canadian GAAP, and therefore will eliminate a reconciling item.

In July 2002, FASB issued Statement No. 146, “Accounting for Exit and Disposal Activities” (FAS 146). The provisions of FAS 146 modify the accounting for the costs of exit and disposal activities by requiring that liabilities for these activities be recognized when the liability is incurred. Previous accounting literature permitted recognition of some exit and disposal liabilities at the date of commitment to an exit plan. The provisions of this statement will be effective for exit or disposal activities initiated after December 31, 2002. This corresponds with Canadian GAAP accounting, and thus will not create a reconciling item.

In November 2002, FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statement Nos. 5, 57 and 107, and a rescission of FASB Interpretation No. 34” (FIN 45). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued and clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. This differs from Canadian GAAP, which does not require guarantors to recognize a liability for the fair value of the obligation undertaken, but does require appropriate disclosure of the obligations under guarantee in financial statements of interim and annual periods beginning on or after January 1, 2003.

In January 2003, FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46). This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in FIN 46. FIN 46 applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company has not yet determined the impact of the application of FIN 46 on its 2003 consolidated financial statements. FIN 46 requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that companies will consolidate or disclose information about variable interest entities when the interpretation becomes effective.

Extendicare 2002 Annual Information Form

Extendicare 2002 Annual Information Form